SAMSON OIL & GAS UPDATES OPERATIONS & COMMENTS ON MARKET ACTIVITY

Denver 1700 hours January 5th, 2011, Perth 0700 hours, January 6th, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises on recent operational activity:

NORTH PLATTE 3-D SEISMIC SURVEY

Acquisition operations have been completed in the North Platte 3-D seismic project. This acquisition encompassed 60.4 square miles and will assist the appraisal of the area by the identification of naturally occurring fractures in the Cretaceous Niobrara Formation and conventional structural/stratigraphic targets that are productive in the area.

The acquisition operations went smoothly with some minor downtime experienced because of high velocity winds, which would have caused ambient noise levels to be exceeded during recording.

The data has been progressively loaded into a Denver based seismic processing house and the first products from this processing are expected to be available to Samson by mid January.

NORTH STOCKYARD OILFIELD

The fracture stimulation operations for the Earl and Rodney wells that were expected to be performed in December are now expected to be concluded during the first quarter of 2011. This delay is unfortunate and has been caused by the heightened level of activity in the Williston Basin.

Samson is planning to enter into a long term contract for the provision of both drilling and fracture stimulation services so that these delays are not replicated in its Goshen County project.

RECENT MARKET ACTIVITY

Samson also provides advice concerning the recent increase in trading volumes and prices of Samson’s ordinary shares, which are traded on the Australian Stock Exchange, and its American Depositary Shares, representing twenty ordinary shares, which trade in the U.S. on NYSE Amex.

“Samson is not aware of any recent corporate developments to account for this activity,” said Samson’s Managing Director Terry Barr, “We are aware, however, that an oil and gas consulting company engaged by Samson to provide investor relations and other services, did publish a report on Samson dated December 29, 2010, which was an update of its prior report on the company.  Though Samson cannot comment on the accuracy of that estimate or any of the other information in the report, we are also aware that the new report estimated Samson’s net asset value per share to be significantly greater than current market prices for its shares,”

The report also discusses the considerable activity being undertaken by Samson’s competitors in the Denver-Julesburg Basin with respect to the development of the Niobrara Formation, including credible initial production rates, and comments on the prospects for this play becoming an important oil producing unit.

While Samson did not participate in the preparation or publication of the report and is not responsible for the accuracy or quality of any the statements, information or conclusions contained therein, a copy of the report has been posted on Samson’s website, www.samsonoilandgas.com, for the convenience of Samson’s shareholders and other interested parties.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 332 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.58 per ADS on January 5th, 2010 the company has a current market capitalization of approximately US$151.4039 million.  Correspondingly, based on the ASX closing price of A$0.074 on January 5th, 2010, the company has a current market capitalization of A$143.06 million.  The options have been valued at their closing price of A$0.06 on January 5th, 2010 and translated to US$ at the current exchange of 1.0014 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR	For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.